1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/03/16:	Clarification on the A03 page of the report of Commercial Times on March 16, 2020
99.02	Announcement on 2020/03/26:	Clarification on the A02 page of the report of Commercial Times on March 26, 2020
99.03	Announcement on 2020/04/10:	Chunghwa Telecom announces its operating results for March 2020

99.04	Announcement on 2020/04/10:	March 2020 sales

99.05	Announcement on 2020/04/10:	Chunghwa Telecom to hold conference call for the first quarter 2020 results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Clarification on the A03 page of the report of Commercial Times on March 16, 2020

Date of events: 2020/03/16

Contents:

1.	Date of occurrence of the event:2020/03/16

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Name of the reporting media: Commercial Times

6.

Content of the report: Chunghwa Telecom adopts an accelerated construction strategy to plan 5G construction in the next 5 years to about 18,000 5G base stations. The total investment amount is equivalent to 4G, falling to a scale of more than NT$ 40 billion.

7.	Cause of occurrence: The related news report is the media's own speculation and inference that the company will not comment on it.

8.	Countermeasures: None

9.	Any other matters that need to be specified: The company follows internal process to evaluate every investment project and will make official announcement after completing all the procedures.

EXHIBIT 99.02

Clarification on the A02 page of the report of Commercial Times on March 26, 2020

Date of events: 2020/03/26

Contents:

1.	Date of occurrence of the event: 2020/03/26

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Name of the reporting media: Commercial Times

6.	Content of the report: Chunghwa Telecom plans to issue NT$20~30 billion corporate bonds for 5G investment while market rates are low.

7.	Cause of occurrence: Clarification of media reports

8.	Countermeasures: None

9.	Any other matters that need to be specified: The company’s financing plans are still under evaluation, and will follow regulations and make official announcement if necessary.

EXHIBIT 99.03

Chunghwa Telecom announces its operating results for March 2020

Date of events: 2020/04/10

Contents:

1.	Date of occurrence of the event:2020/4/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for March 2020 decreased year over year to NT$ 15.58 billion, mainly due to the decrease of handset sales revenue, ICT project revenue, international fixed-line voice revenue and mobile service revenue. Operating costs and expenses decreased year over year to NT$ 12.16 billion, mainly due to the decline of ICT project costs, cost of goods sold and interconnection expenses. Operating income was NT$ 3.42 billion. Income before tax was NT$ 3.50 billion. Net income attributable to stockholders of the parent company was NT$ 2.68 billion. EPS was NT$0.35. In addition, operating income, pretax income and EPS all exceeded the guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom

April 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Mar.	Net sales	15,575,267	17,182,716	(-) 1,607,449	(-) 9.36%
Jan.-Mar.	Net sales	48,149,417	51,331,161	(-) 3,181,744	(-) 6.20%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,924,089

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	35,905
	Fair Value	-570
	The amount of unrealized gain(loss) recognized this year	-342

Settled Position	Total amount of contract	50,880
	The amount of realized gain(loss) recognized this year	-1,935

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-327

Settled Position	Total amount of contract	83,952
	The amount of realized gain(loss) recognized this year	-706

b Trading purpose : None

EXHIBIT 99.05

Chunghwa Telecom to hold conference call for the first quarter 2020 results

Date of events: 2020/04/10

Contents:

1.	Date of the investor conference:2020/04/30

2.	Time of the investor conference:15:00

3.	Location of the investor conference: Teleconference

4.	Brief information disclosed in the investor conference: Please refer to https://www.cht.com.tw/chtir at 14:30 on April 30, 2020 Taipei time

5.	The presentation of the investor conference release: Please refer to http://mops.twse.com.tw

6.	Will the presentation be released in the Company’s website: Presentation will be released on https://www.cht.com.tw/chtir

7.	Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time.